Exhibit 99.1

Galaxy Payroll Group Limited Regains Compliance with Nasdaq Minimum Bid Price Requirement

HONG KONG – September 23, 2025 – Galaxy Payroll Group Limited (Nasdaq: GLXG) (“Galaxy” or the “Company”), a leading global payroll provider, today announced that it has regained compliance with the minimum bid price requirement for continued listing on The Nasdaq Stock Market LLC (“Nasdaq”).

On March 17, 2025, the Company received a written notification from the Nasdaq Listing Qualifications staff, informing the Company that its ordinary shares had failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market.

Since then, the Company has taken active measures to address this issue and has successfully regained compliance. Specifically, for the last 10 consecutive business days, from September 8 through September 19, 2025, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. Accordingly, Nasdaq has formally notified the Company that it has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed.

Mr. Wai Hong Lao, Chief Executive Officer of Galaxy Payroll Group Limited, commented, “We are pleased to have successfully regained compliance with Nasdaq’s minimum bid price requirement well ahead of the stipulated deadline. This positive momentum reflects growing confidence in our business strategy and operational execution. Our focus remains on driving long-term growth and creating sustainable value for our shareholders.”

About Galaxy Payroll Group Limited

Galaxy Payroll Group Limited is a leading payroll outsourcing service provider based in Hong Kong. The company specializes in delivering HR and payroll solutions to multinational companies across various industries. With a focus on innovation and client satisfaction, GLXG operates in Hong Kong, Taiwan, Macau, and the PRC, offering payroll outsourcing, employment services, and consultancy to businesses of all sizes.

For more information, please visit Galaxy Payroll Group’s website: www.galaxyapac.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

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Karen Deng
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